PINNACLE SYSTEMS, INC.

                                 944,213 Shares

                                  COMMON STOCK

                                 ---------------

These shares may be offered and sold from time to time by certain shareholders of Pinnacle Systems, Inc., a California corporation ("Pinnacle" or the "Registrant") identified in this prospectus. See "Selling Shareholders." The selling shareholders acquired the shares in connection with the acquisition by Pinnacle of Avid Sports, Inc.

The selling shareholders will receive all of the net proceeds from the sale of the shares and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. Pinnacle will not receive any of the proceeds from the sale of the shares.

YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 3 OF THIS PROSPECTUS BEFORE PURCHASING ANY OF THE COMMON STOCK OFFERED HEREBY.

Pinnacle's common stock is traded on the Nasdaq National Market under the symbol "PCLE." On November 21, 2000, the last sale price of a share of our common stock was $9.5625.

                                 ---------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                                 ---------------

                               November 22, 2000.

                                TABLE OF CONTENTS


Where to Find Additional Information About Pinnacle                           2
Information Incorporated by Reference...................................      2
Forward Looking Information.............................................      3
Summary Business Description of Pinnacle................................      3
Risk Factors............................................................      3
Use of Proceeds.........................................................      9
Selling Shareholders....................................................      9
Plan of Distribution....................................................     12
Experts.................................................................     12
Legal Matters...........................................................     13

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of Pinnacle common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

In this prospectus, "Pinnacle," "we," "us," and "our" refer to Pinnacle and its subsidiaries.

               WHERE TO FIND ADDITIONAL INFORMATION ABOUT PINNACLE

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, referred to as the SEC. You may read and copy any document we file at the SEC's public reference facilities in Room 1034, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

                      INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the selling shareholders sell all the shares. The documents we incorporate by reference are:

(1) Our Quarterly Report on Form 10-Q for the fiscal period ended September 30, 2000, filed November 14, 2000 pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "1934 Act");

(2) Our Annual Report on Form 10-K for the fiscal year ended June 30, 2000, filed September 28, 2000 pursuant to the 1934 Act;

(3) Our Current Report on Form 8-K filed July 14, 2000, relating to our acquisition of Avid Sports, Inc.;

(4) Our Current Report on Form 8-K filed July 27, 2000, relating to (i) our announcement of preliminary sales and earnings for the fourth quarter of Fiscal 2000, (ii) our announcement that we were denying allegations in a lawsuit, and
(iii) our  announcement  of financial  results for the fourth  quarter of Fiscal
2000;

(5) The description of our common stock contained in our Registration Statement on Form 8-A filed with the Commission on September 9, 1994; and

(6) The description of our Preferred Share Purchase Rights contained in our Registration Statement on Form 8-A as filed with the Commission on December 19, 1996, as amended May 19, 1998.

You may request a copy of these filings, at no cost, by written or oral request to the following address: Chief Financial Officer, Pinnacle Systems, Inc., 280 North Bernardo Avenue, Mountain View, California 94043; telephone number (650) 526-1600.

                           FORWARD LOOKING INFORMATION

This Prospectus, including the information incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below. Reference is made in particular to the discussion set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Annual Report on Form 10-K for the fiscal year ended June 30, 1999, incorporated herein by reference. In connection with forward-looking statements that appear in these disclosures, prospective purchasers of the common stock offered hereby should carefully consider the factors set forth in this Prospectus under "Risk Factors."

                    SUMMARY BUSINESS DESCRIPTION OF PINNACLE

We design, manufacture, market and support video post-production tools for high quality real time video processing. Our products combine computer based and specialized video processing technologies which perform a variety of video post-production functions such as the addition of special effects, graphics and titles to multiple streams of live or previously recorded video material. We have sold over 10,000 post-production systems since our inception in 1986 to customers in more than 60 countries. Our products address needs in the broadcast, desktop and consumer video post-production markets.

We were incorporated in California in 1986. We maintain our executive offices at 280 North Bernardo Avenue, Mountain View, California 94043, and our telephone number is (650) 526-1600.

                                  RISK FACTORS

|X| There are various factors which may cause our net revenues and operating results to fluctuate.

Our quarterly and annual operating results have varied significantly in the past and may continue to fluctuate because of a number of factors, many of which are outside our control. These factors include:

         -     Increased competition and pricing pressure

         -     Timing  of  significant   orders  from  and  shipments  to  major
               customers, including OEM's and our large broadcast accounts.

         -     Timing and market acceptance of new products

         -     Success in developing, introducing and shipping new products

         - Dependence on distribution channels through which our products are sold

         -     Accuracy of our and our resellers' forecasts of end-user demand

         -     Accuracy of inventory forecasts

         -     Ability to obtain sufficient supplies from our subcontractors

         -     Timing and level of consumer product returns

         -     Foreign currency fluctuations

         -     Costs of integrating acquired operations

         - General domestic and international economic conditions, such as the recent economic downturns in Asia and Latin America

We also experience significant fluctuations in orders and sales due to seasonal fluctuations, the timing of major trade shows and the sale of consumer products in anticipation of the holiday season. Sales usually slow down during the summer months of July and August, especially in Europe. Also, we attend a number of annual trade shows which can influence the order pattern of products, including CEBIT in March, the NAB convention held in April and the IBC convention held in September. Our operating expense levels are based, in part, on our expectations of future revenue and, as a result, net income would be disproportionately affected by a shortfall in net sales. Due to these factors, we believe that quarter-to-quarter comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indicators of future performance.

|X| We are dependent on contract manufacturers and single or limited source suppliers for our components. If these manufacturers and suppliers do not meet our demand either in volume or quality, then we could be materially harmed.

We rely on subcontractors to manufacture our desktop and consumer products and the major subassemblies of our broadcast products. We and our manufacturing subcontractors are dependent upon single or limited source suppliers for a number of components and parts used in our products, including certain key integrated circuits. Our strategy to rely on subcontractors and single or limited source suppliers involves a number of significant risks, including:

         -     Loss of control over the manufacturing process

         -     Potential absence of adequate capacity

         -     Potential delays in lead times

         -     Unavailability of certain process technologies

         - Reduced control over delivery schedules, manufacturing yields, quality and costs

         -     Unexpected increases in component costs

If any significant subcontractor or single or limited source supplier becomes unable or unwilling to continue to manufacture these subassemblies or provide critical components in required volumes, we will have to identify and qualify acceptable replacements or redesign our products with different components. Additional sources may not be available and product redesign may not be feasible on a timely basis. This could materially harm our business. Any extended interruption in the supply of or increase in the cost of the products, subassemblies or components manufactured by third party subcontractors or suppliers could materially harm our business.

|X| We must retain key employees to remain competitive.

If certain of our key employees leave or are no longer able to perform services for us, it could have a material adverse effect on our business. We may not be able to attract and retain a sufficient number of managerial personnel and technical employees to compete successfully. We believe that the efforts and abilities of our senior management and key technical personnel are very important to our continued success. Our success is dependent upon our ability to attract and retain qualified technical and managerial personnel. There are not enough engineers, technical support, software services and managers available to meet the current demands of the computer industry. We may not be able to retain our key technical and managerial employees or attract, assimilate and retain such other highly qualified technical and managerial personnel as are required in the future. Also, employees may leave our employ and subsequently compete against us, or contractors may perform services for competitors of ours. If we are unable to retain key personnel, our business could be materially harmed.

|X| We have grown rapidly and expect to continue to grow rapidly. If we fail to effectively manage this growth, our financial results could suffer.

We have experienced rapid growth and anticipate that we will continue to grow at a rapid pace in the future. For example, net sales in fiscal 2000 were $238.0 million compared to $159.1 million in fiscal 1999, a 49.6% increase. In the three month period ended September 30, 2000, net sales increased 24.4% over the same period last year. As a result of internal growth and recent acquisitions, we have increased the number of employees significantly over the last two fiscal years and many are geographically dispersed, primarily throughout North America and Europe. This growth places increasing demands on our management, financial and other resources. We have built resources and systems to account for such growth, but continued or accelerated growth may require us to increase our investment in such systems, or to reorganize our management team. Such changes, should they occur, could cause an interruption or diversion of focus from our core business activities and have an adverse effect on financial results.

|X| Any failure to successfully integrate the businesses we have acquired could negatively impact us.

In June 2000, we acquired Avid Sports, Inc. and Propel Ahead, Inc., and in April 2000, we acquired Montage Group, Ltd. In January 2000, we acquired Synergy, Inc. In March 2000, we acquired Digital Editing Services, Inc. and Puffin Designs, Inc. Also, in 1999, we acquired the Video Communications Division of the Hewlett-Packard Company, Truevision, Inc. and Shoreline Studios, Inc. We may in the near- or long-term pursue additional acquisitions of complementary businesses, products or technologies. Integrating acquired operations is a complex, time-consuming and potentially expensive process. All acquisitions involve risks that could materially and adversely affect our business and operating results. These risks include:

         - Distracting management from the day-to-day operations of our business

         - Costs, delays and inefficiencies associated with integrating acquired operations, products and personnel

         - The potential to result in dilutive issuance of our equity securities

         - Incurring debt and amortization expenses related to goodwill and other intangible assets

|X| Our stock price may be volatile.

The trading price of our common stock has in the past and could in the future fluctuate significantly. The fluctuations have been or could be in response to numerous factors including:

         -     Quarterly variations in results of operations

         - Announcements of technological innovations or new products by us, our customers or competitors

         -     Changes in securities analysts' recommendations

         -     Announcements of acquisitions

         -     Changes in earnings estimates made by independent analysts

         -     General fluctuations in the stock market

Our revenues and results of operations may be below the expectations of public market securities analysts or investors. This could result in a sharp decline in the market price of our common stock. In July 2000, we announced that financial results for the fourth quarter of fiscal 2000, which ended June 30, 2000, would be lower than the then current analyst consensus estimates regarding Pinnacle's quarterly results. In the day following this announcement, our share price lost more than 59% of its value and our shares continue to trade in a price range significantly lower than the range held by our shares before this announcement.

With the advent of the Internet, new avenues have been created for the dissemination of information. Pinnacle has no control over the information that is distributed and discussed on electronic bulletin boards and investment chat rooms. The motives of the people or organizations that distribute such information may not be in the best interest of Pinnacle and its shareholders. This, in addition to other forms of investment information including newsletters and research publications, could result in a sharp decline in the market price of our common stock.

In addition, stock markets have from time to time experienced extreme price and volume fluctuations. The market prices for high technology companies have been particularly affected by these market fluctuations and such effects have often been unrelated to the operating performance of such companies. These broad market fluctuations may cause a decline in the market price of our common stock.

In the past, following periods of volatility in the market price of a company's stock, securities class action litigation has been brought against the issuing company. On July 18, 2000, a lawsuit entitled Jiminez v. Pinnacle Systems, Inc., et al., No. 00-CV-2596 was filed in the United States District Court for the Northern District of California against Pinnacle and certain officer and director defendants.

We have publicly announced that we intend to defend the case vigorously. It is possible that additional similar litigation could be brought against us in the future. The securities class action lawsuit described above and any similar litigation which may be brought against Pinnacle could result in substantial costs and will likely divert management's attention and resources. Any adverse determination in such litigation could also subject us to significant liabilities.

|X| If our products do not keep pace with the technological developments in the rapidly changing video post-production equipment industry, then we may be adversely affected.

The video post-production equipment industry is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. The introduction of products embodying new technologies or the emergence of new industry standards can render existing products obsolete or unmarketable. Delays in the introduction or shipment of new or enhanced products, our inability to timely develop and introduce such new products, the failure of such products to gain significant market acceptance or problems associated with new product transitions could materially harm our business, particularly on a quarterly basis.

We are critically dependent on the successful introduction, market acceptance, manufacture and sale of new products that offer our customers additional features and enhanced performance at competitive prices. Once a new product is developed, we must rapidly commence volume production. This process requires accurate forecasting of customer requirements and attainment of acceptable manufacturing costs. The introduction of new or enhanced products also requires us to manage the transition from older, displaced products in order to minimize disruption in customer ordering patterns, avoid excessive levels of older product inventories and ensure that adequate supplies of new products can be delivered to meet customer demand. In addition, as is typical with any new product introduction, quality and reliability problems may arise. Any such problems could result in reduced bookings, manufacturing rework costs, delays in collecting accounts receivable, additional service warranty costs and a limitation on market acceptance of the product.

|X| If we do not effectively compete, our business will be harmed.

The market for our products is highly competitive. We compete in the broadcast, desktop and consumer video production markets. We anticipate increased competition in each of the broadcast, desktop and consumer video production markets, particularly since the industry is undergoing a period of technological change and consolidation. Competition for our broadcast, consumer and video products is generally based on:

         -     Product performance

         -     Breadth of product line

         -     Quality of service and support

         -     Market presence

         -     Price

         - Ability of competitors to develop new, higher performance, lower cost consumer video products

Certain competitors in the broadcast, desktop and consumer video markets have larger financial, technical, marketing, sales and customer support resources, greater name recognition and larger installed customer bases than we do. In addition, some competitors have established relationships with current and potential customers of ours and offer a wide variety of video equipment that can be bundled in certain large system sales.

Principal competitors in the broadcast market include:

     Accom, Inc.
     Chyron Corporation
     Grass Valley Group
     Leitch Technology Corporation
     Matsushita Electric Industrial Co. Ltd.
     Quantel Ltd. (a division of Carlton Communications Plc)
     SeaChange Corporation
     Sony Corporation
     Tektronix, Inc.

Principal competitors in the desktop and consumer markets are:

    Accom, Inc.
    Adobe Systems, Inc.
    Apple Computer
    Avid Technology, Inc.
    Dazzle Multimedia
    Digitel Processing Systems, Inc.
    Fast Multimedia
    Hauppauge Digital, Inc.
    Matrox Electronics Systems, Ltd.
    Media 100, Inc.
    Sony Corporation

These lists are not all-inclusive.

The consumer market in which certain of our products compete is an emerging market and the sources of competition are not yet well defined. There are several established video companies that are currently offering products or solutions that compete directly or indirectly with our consumer products by providing some or all of the same features and video editing capabilities. In addition, we expect that existing manufacturers and new market entrants will develop new, higher performance, lower cost consumer video products that may compete directly with our consumer products. We expect that potential competition in this market is likely to come from existing video editing companies, software application companies, or new entrants into the market, many of which have the financial resources, marketing and technical ability to develop products for the consumer video market. Increased competition in any of these markets could result in price reductions, reduced margins and loss of market share. Any of these effects could materially harm our business.

We rely heavily on dealers and OEMs to market, sell and distribute our products. In turn, we depend heavily on the success of these resellers. If these resellers do not succeed in effectively distributing our products, then our financial performance will be negatively affected.

These resellers may not effectively promote or market our products or they may experience financial difficulties and even close operations. Our dealers and retailers are not contractually obligated to sell our products. Therefore, they may, at any time:

         -     Refuse to promote or pay for our products

         -     Discontinue our products in favor of a competitor's product

Also, with these distribution channels standing between us and the actual market, we may not be able to accurately gauge current demand for products and anticipate demand for newly introduced products. For example, dealers may place large initial orders for a new product just to keep their stores stocked with the newest products and not because there is a significant demand for them.

As to consumer products offerings, we have expanded our distribution network to include several consumer channels, including large distributors of products to computer software and hardware retailers, which in turn sell products to end users. We also sell our consumer products directly to certain retailers. Rapid change and financial difficulties of distributors have characterized distribution channels for consumer retail products. These arrangements have exposed us to the following risks, some of which are out of our control:

         - We are obligated to provide price protection to such retailers and distributors and, while the agreements limit the conditions under which product can be returned to us, we may be faced with product returns or price protection obligations

         - The distributors or retailers may not continue to stock and sell our consumer products.

         -     Retailers and retail distributors often carry competing products

|X| We may be unable to protect our proprietary information and procedures effectively.

We must protect our proprietary technology and operate without infringing the intellectual property rights of others. We rely on a combination of patent, copyright, trademark and trade secret laws and other intellectual property protection methods to protect our proprietary technology. In addition, we generally enter into confidentiality and nondisclosure agreements with our employees and OEM customers and limit access to and distribution of our proprietary technology. These steps may not protect our proprietary information nor give us any competitive advantage. Others may independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property, or disclose such intellectual property or trade secrets. If we are unable to protect our intellectual property, our business could be materially harmed.

|X| We may be adversely affected if we are sued by a third party or if we decide to sue a third party.

There has been substantial litigation regarding patent, trademark and other intellectual property rights involving technology companies. In the future, litigation may be necessary to enforce any patents issued to us, to protect our trade secrets, trademarks and other intellectual property rights owned by us, or to defend us against claimed infringement. We are also exposed to litigation arising from disputes in the ordinary course of business. This litigation may:

         - Divert management's attention away from the operation of our business

         -     Result in the loss of our proprietary rights

         -     Subject us to significant liabilities

         -     Force us to seek licenses from third parties

         -     Prevent us from manufacturing or selling products

         Any of these results could materially harm our business.

In the course of business, we have in the past received communications asserting that our products infringe patents or other intellectual property rights of third parties. We investigated the factual basis of such communications and negotiated licenses where appropriate. It is likely that in the course of our business, we will receive similar communications in the future. While it may be necessary or desirable in the future to obtain licenses relating to one or more of our products, or relating to current or future technologies, we may not be able to do so on commercially reasonable terms, or at all. These disputes may not be settled on commercially reasonable terms and may result in long and costly litigation.

|X| Because we sell products internationally, we are subject to additional risks.

Sales of our products outside of North America represented approximately 55% of net sales in the period ended June 30, 2000 and 61% of net sales in the year ended June 30, 1999. We expect that international sales will continue to represent a significant portion of our net sales. We make foreign currency denominated sales in many, primarily European, countries. This exposes us to risks associated with currency exchange fluctuations. In fiscal 2001 and beyond, we expect that a majority of our European sales will continue to be denominated in local foreign currency, including the Euro. Pinnacle has developed natural hedges for some of this risk in that most of the European operating expenses are also denominated in local currency.

In addition to foreign currency risks, international sales and operations may also be subject to the following risks:

         -     Unexpected changes in regulatory requirements

         -     Export license requirements

         -     Restrictions on the export of critical technology

         -     Political instability

         -     Trade restrictions

         -     Changes in tariffs

         -     Difficulties in staffing and managing international operations

         - Potential insolvency of international dealers and difficulty in collecting accounts

We are also subject to the risks of generally poor economic conditions in certain areas of the world, most notably Asia. These risks may harm our future international sales and, consequently, our business.


                                 USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares by the selling shareholders. All proceeds from the sale of our common stock will go to the shareholders who offer and sell their shares.

                              SELLING SHAREHOLDERS

The following table sets forth information with respect to the number of shares of common stock owned by the selling shareholders named below and as adjusted to give effect to the sale of the shares offered hereby. The information in the table below is current as of the date of this prospectus. The shares are being registered to permit public secondary trading of the shares, and the selling shareholders may offer the shares for resale from time to time.

The shares being offered by the selling shareholders were acquired in connection with our acquisition of Avid Sports, Inc. In the acquisition, the shares of common stock were issued pursuant to an exemption from the registration requirements of the Securities Act. In connection with the acquisition, we agreed to register certain shares of our common stock received by the former shareholders of Avid Sports, Inc. on the registration statement of which this prospectus is part. None of the selling shareholders owns more than 1% of our outstanding common stock. An asterisk (*) following a particular shareholder's name indicates that the shareholder is an employee of Avid Sports, Inc., a wholly-owned subsidiary of ours.

Shares of common stock subject to options are treated as outstanding and as beneficially owned by the person holding such options in accordance with Section 13 of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, for the purpose of computing the percentage ownership of the person and are listed below under the "Number of Shares Underlying Options" column below, but these options are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The shares offered by this prospectus may be offered from time to time by the selling shareholders named below:


                                Number of Shares                                                         Number of Shares
     Name of Selling       Beneficially Owned Prior      Number of Shares       Number of Shares       Beneficially Owned
       Shareholder             to the Offering            Being Offered        Underlying Options      After the Offering

------------------------- --------------------------- ----------------------- ---------------------- ------------------------
Aeder, Karl                         8,125                       8,125                    0                      0
Avid Technology                   232,122                     232,122                    0                      0
Barkley, John *                   134,631                     134,631                    0                      0
Bennett, Jennifer *                 1,606                         774                  532                    832
Bienvenu, Mark                      6,268                       6,268                    0                      0
Carpenter, Jeffrey *                4,701                       4,643                   58                     58
Clark, Mark                           774                         774                    0                      0
Colony Investments                  1,730                       1,730                    0                      0
Connell, Michael *                  1,306                         774                  532                    532
Dapkus, Karen                      12,523                      10,523                    0                  2,000
Eccker, Randy                       9,285                       9,285                    0                      0
Fay, Eugene                         4,643                       4,643                    0                      0
Grandin, David                    159,390                     159,390                    0                      0
Intel Corporation                 103,742                     103,742                    0                      0
Keshian, Daniel                    11,607                      11,607                    0                      0
Lamaa, Fady                         3,869                       3,869                    0                      0
Maira, Ravi                           465                         465                    0                      0
Menon, Krishna *                   21,956                      19,344                2,262                  2,612
Moniz, Michael                      6,964                       6,964                    0                      0
Morrison, William                     774                         774                    0                      0
Murphy, David                       7,738                       7,738                    0                      0
Quinn, Steven                       2,391                       2,391                    0                      0
Racicot, Andrew                     2,580                       2,580                    0                      0
Rhinehart, Craig                    8,357                       8,357                    0                      0
Sauer, David                           39                          39                    0                      0
Simmons, Robert                   131,536                     131,536                    0                      0
Thomas, Alton *                     4,744                       4,643                  101                    101
Thompson, Raymond *                 8,803                       7,738                1,065                  1,065
Vint, Frederick                       833                         833                    0                      0
Walsh, John, Jr.                   15,475                      15,475                    0                      0
Williams Communications            34,581                      34,581                    0                      0
Wilson, David *                     8,803                       7,738                1,065                  1,065
Xifaras, George                       117                         117                    0                      0





Pursuant to the terms of the Stock Acquisition and Exchange Agreement dated as of June 29, 2000 (the "Agreement"), between Pinnacle, the selling shareholders, Avid Sports, Inc., Brendan Corp., and David Grandin as Stockholders' Representative, Pinnacle undertook to use commercially reasonable efforts to register certain of the shares held by the selling shareholders within 30 days of the date of issuance of shares in connection with the closing of the acquisition. The Agreement also includes certain indemnification arrangements with the selling shareholders.

                              PLAN OF DISTRIBUTION

The shares may be sold from time to time by the selling shareholders or by pledgees, donees, transferees or other successors in interest. Such sales may be made in any one or more transactions (which may involve block transactions) on the Nasdaq National Market, or any exchange on which the common stock of Pinnacle may then be listed, in the over-the-counter market or otherwise in negotiated transactions or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling shareholders may effect such transactions by selling shares to or through broker-dealers, and such broker-dealers may sell the shares as agent or may purchase such shares as principal and resell them for their own account pursuant to this prospectus. Such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the selling shareholders and/or purchasers the shares, for whom they may act as agent (which compensation may be in excess of customary commissions).

The aggregate proceeds to the selling shareholders from the sale of the shares will be the purchase price of the common stock sold less the aggregate agents' commissions if any, and other expenses of issuance and distribution not borne by Pinnacle. The selling shareholders and any dealers or agents that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

To the extent required, the specific shares of common stock to be sold, the names of the selling shareholders, purchase price, public offering price, the names of any such agent, dealer or underwriter, and any applicable commission or discount with respect to a particular offering will be set forth in an accompanying prospectus supplement.

We have agreed to bear certain expenses of registration of the common stock under the federal and state securities laws and of any offering and sale hereunder not including certain expenses, such as commissions of dealers or agents, and fees attributable to the sale of the shares.

The Agreement provides that we will indemnify the selling shareholders against certain liabilities, including liabilities under the Securities Act.

We may suspend the use of this prospectus for a discrete period of time, not exceeding 60 days, if, in the good faith determination of our board of directors, Pinnacle possesses material non-public information the disclosure of which at that point in time in Pinnacle's reasonable judgment would have a material adverse effect on Pinnacle and its subsidiaries. We may not exercise this delay right more than once. We are obligated in the event of such suspension to increase the time period for which such Registration Statement is effective for a period equal to the lesser of: (i) such suspension period plus any period for which the effectiveness of the Registration Statement shall be extended pursuant to the Agreement or (ii) the period prior to which the shares registered hereunder are eligible for sale pursuant to Rule 144(k). This offering will terminate on the first anniversary of the effective date of the acquisition of Avid Sports, Inc. by Pinnacle.

Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that Rule rather than pursuant to this prospectus.

There can be no assurance that the selling shareholders will sell any or all of the shares of Pinnacle common stock offered by them hereunder.

                                     EXPERTS

The consolidated financial statements and schedule of Pinnacle as of June 30, 2000 and 1999 and for each of the years in the three-year period ended June 30, 2000 have been incorporated by reference in this prospectus and in the Registration Statement, in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

Brown, Rudnick, Freed and Gesmer, in issuing its opinion hereunder, has relied upon an opinion of Wilson Sonsini Goodrich and Rosati, dated June 30, 2000.

                                  LEGAL MATTERS

The validity of the shares of common stock offered hereby has been passed upon for Pinnacle by Brown, Rudnick, Freed & Gesmer, Professional Corporation, Boston, Massachusetts.